Exhibit 99.1

MHG - Adjustment To Conversion Price Of Convertible Bond (ISIN NO0010710395)

Further to the Marine Harvest share trading ex. a NOK 5.00 dividend as from the 23rd of May, the conversion price of the Company's EUR 375 million convertible bond (ISIN NO0010710395) has been adjusted.

The new conversion price is EUR 10.9622.

This information is subject of the disclosure requirements acc. to §5-12 vphl(Norwegian Securities Trading Act)